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                                              Filed Pursuant to Rule 425
                                              Registration #333-88609
                                              and #333-96243
                                              Filed by Markel Holdings Inc.
                                              Companies subject of the offering:
                                              Terra Nova (Bermuda) Holdings Ltd.
                                              Markel Corporation

       MARKEL CORPORATION AND TERRA NOVA (BERMUDA) HOLDINGS LTD. ANNOUNCE
                   DATE FOR SPECIAL MEETINGS OF SHAREHOLDERS


      RICHMOND, Virginia and HAMILTON, Bermuda, February 9, 2000 -- Markel Corporation (NYSE: MKL) and Terra Nova (Bermuda) Holdings Ltd. (NYSE: TNA), today announced that they have set March 16, 2000 as the date for the reconvening of special meetings of their shareholders to vote on the proposed acquisition of Terra Nova by Markel. The Markel Special Meeting will be held in the Markel American Building, 4501 Highwoods Parkway, Glen Allen, Virginia beginning at 10:00 a.m. The Terra Nova Special General and Court Meetings will be held at Richmond House, 12 Par-La-Ville Road, Hamilton HM 08, Bermuda beginning at 10:00 a.m. local time. The record date for the Markel Special Meeting is December 20, 1999 and the record date for the Terra Nova Special General and Court Meetings is December 23, 1999.

      The companies also announced that all required regulatory approvals for the transactions have been received other than approval by the Bermuda Supreme Court, as required by Bermuda law. A hearing has been scheduled before the Court on March 23, 2000. The companies plan to close the transaction on March 24, 2000, if shareholder approvals and the Bermuda Supreme Court approval are obtained and other closing conditions are satisfied.

      Markel Corporation markets and underwrites specialty insurance products and programs to a variety of niche markets. In each of these markets, the Company seeks to provide quality products and excellent customer service so that it can be a market leader. The financial goals of the Company are to earn consistent underwriting profits and superior investment returns to build shareholder value.

      Terra Nova (Bermuda) Holdings Ltd. is the holding company for five wholly owned operating entities -- Terra Nova Insurance Company Limited in the UK, Terra Nova (Bermuda) Insurance Company Ltd., Corifrance in Paris, and Terra Nova Capital Limited and Octavian Syndicate Management Limited which manages six Lloyd's syndicates in which the Company has a participation. Through these companies, Terra Nova underwrites a diverse property, casualty, marine and aviation insurance and reinsurance business on a worldwide basis.

            Investors are urged to read the amendment to Markel Holdings' Registration Statement on Form S-4 filed with the Securities and Exchange Commission because it contains important information. The joint proxy statement/prospectus included in the Markel Holdings' Registration Statement on Form S-4 includes the identity of the participants in the solicitation and a description of their direct or indirect interests. Investors can get these documents when filed for free at the SEC's web site at http://www.sec.gov.

                                           # # #
CONTACTS:

Markel Corporation:  Steven A. Markel, 804-747-0136
Terra Nova (Bermuda) Holdings Ltd.:  John J. Dwyer, 441-292-7731